PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated November 10, 2021)	Registration No. 333-260693

125,952,180 Shares of Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated November 10, 2021 (as supplemented from time to time, the “Prospectus”), with the information contained in the Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on November 16, 2021 (the “Form 8-K”), other than the information which was furnished and not filed with the SEC. Accordingly, we have attached the Form 8-K to this prospectus supplement. The Prospectus relates to the resale from time to time by the selling stockholders named in the Prospectus or their permitted transferees (the “Selling Stockholders”) of: (i) 100,952,180 shares of Common Stock consisting of (a) 86,477,462 shares of Common Stock beneficially owned by certain former stockholders of ESS Subsidiary Tech, Inc. (formerly known as ESS Tech, Inc.) (“Legacy ESS” and such shares, the “Legacy ESS Shares”), (b) up to 13,638,114 shares of Common Stock which are issuable to certain former stockholders of Legacy ESS upon the achievement of certain trading price targets for our Common Stock (the “Earnout Stock”), (c) up to 824,998 shares underlying restricted stock units issued to certain Legacy ESS stockholders and (d) 11,606 shares of restricted Common Stock held by Legacy ESS securityholders that were issued pursuant to the exercise of options issued pursuant to the ESS 2014 Equity Incentive Plan that were assumed by us pursuant to the Merger Agreement (together with the Earnout Stock, the shares underlying the restricted stock units and the Legacy ESS Shares, the “Affiliated Shares”); and (ii) 25,000,000 shares of Common Stock purchased at Closing by a number of subscribers pursuant to separate PIPE Subscription Agreements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock is listed on The New York Stock Exchange (“NYSE”) under the symbol “GWH” and the warrants to purchase shares of our Common Stock that are publicly traded on NYSE under the ticker symbol “GWH.W”, exercisable for one share of Common Stock at a price of $11.50 per share, subject to adjustments (the “Public Warrants”), are listed on NYSE under the symbol “GWH.W”. On November 16, 2021, the last quoted sale price for our Common Stock as reported on NYSE was $15.26 per share and the last quoted sale price for our Public Warrants as reported on NYSE was $4.23 per warrant.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 5 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 16, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 15, 2021

ESS TECH, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39525	98-1550150
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

26440 SW Parkway Ave., Bldg. 83 Wilsonville, Oregon	97070
(Address of principal executive offices)	(Zip code)

(855) 423-9920

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	GWH	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50	GWH.W	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02	Results of Operations and Financial Condition.

On November 15, 2021, ESS Tech, Inc. (“ESS” or the “Company”) issued a press release announcing financial results for the fiscal quarter ended September 30, 2021 reported by ESS Tech Subsidiary, Inc. (formerly known as ESS Tech, Inc.) prior to its previously announced business combination with ACON S2 Acquisition Corp. consummated on October 8, 2021. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information furnished in this Item 2.02 and Exhibit 99.1 of this Current Report on Form 8-K shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01	Financial Statements and Exhibits

(d)     Exhibits

Exhibit No.

99.1	Press release, dated November 15, 2021

104	Cover page interactive data file

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: November 16, 2021

ESS TECH, INC.

By:	/s/ Amir Moftakhar
Name:	Amir Moftakhar
Title:	Chief Financial Officer

Exhibit 99.1

ESS Inc. Announces Third Quarter 2021 Financial Results

Product shipments and deployments remain on schedule

WILSONVILLE, OREGON – November 15, 2021 – ESS Tech, Inc. (NYSE:GWH) (“ESS” or “ESS Inc.”), a U.S. manufacturer of long-duration batteries for commercial and utility-scale energy storage applications, today announced financial results for its third quarter of 2021 ended September 30, 2021. Given the Company’s public listing occurred in the current quarter, ESS will not host a conference call related to the third quarter results, but will hold quarterly earnings calls beginning with fourth quarter of 2021 results.

“ESS made immense progress in the third quarter and, in October, became the first publicly traded U.S. long-duration storage company. We continue to produce and ship towards our goal and continue to ramp operations in support of our journey to be the leading provider of long-duration energy storage,” said Eric Dresselhuys, CEO of ESS. “Looking ahead, our pipeline and backlog remain robust, and we are rapidly expanding capacity to satisfy the accelerating worldwide demand for long-duration energy storage. While supply constraints remain a concern for most manufacturers, we feel we are in a solid position to deliver on our opportunities in the coming quarters and will continue to monitor the situation and proactively work with our partners to manage any issues. I am confident in our ability to increase manufacturing capacity and expand our sales and support footprint to bring long-duration iron flow battery technology to the world.”

Recent Operational Highlights

•	Secured an additional 45,000 sq/ft of manufacturing space in Wilsonville, OR

•	Global identified opportunities in excess of $8 billion, compared to $7 billion at the end of the second quarter[1]

•	Customers continue to mature through pipeline for 2022 with 72%+ classified as booked or awarded

•	Successful hiring efforts led to a more than 30% increase in total company headcount in Q3

Third Quarter 2021 Business Highlights

•

ESS finalized the business combination with ACON S2 Acquisition Corp. on October 11, 2021, and its shares and warrants began trading on the New York Stock Exchange (“NYSE”) under the new ticker symbols “GWH” and “GWH.W”, respectively. The closing of the business combination resulted in cash received of $246 million , including a private investment in public equity (PIPE). All prior ESS shareholders rolled 100% of their equity holdings into the new public company.

[1]

Our $8.0 billion pipeline of visible potential opportunities for 2021 through 2027 was determined based on named projects with customers ESS has spoken to and signed non-disclosure agreements to discuss the projects. Within our pipeline, we classify opportunities as (i) booked (ESS and the potential customer have signed a contract and ESS has received a purchase order), (ii) awarded (ESS has been notified by a customer that they have been selected for a potential contract), (iii) negotiating (ESS and the potential customer are negotiating a potential contract) and (iv) qualifying (ESS and the potential customer are determining whether move forward with contract negotiations).

•

On August 3, 2021, ESS announced it was selected by TerraSol Energies, Inc., a developer and manager of turnkey solar and storage solutions for commercial customers, to deliver an ESS Energy Warehouse flow battery at a commercial facility in Pennsylvania. The Energy Warehouse system will be integrated with solar PV as part of a microgrid to reduce electricity demand charges and provide safe, sustainable backup power to Sycamore International, an Information Technology Asset Disposition (ITAD) company with a focus on data security.

•

On September 16, 2021, ESS announced expanded coverage of its industry-leading 10-year warranty insurance coverage for its Energy Center product through Munich Re, the world’s largest reinsurance company. The innovative policy provides a warranty backstop for ESS Inc.’s proprietary flow battery technology and electrolyte management system, supporting the system performance guarantee regardless of project size or location. ESS has also collaborated with Munich Re to similarly expand its Project Cover to ensure a bankable product offering for the Energy Center. The Cover eliminates any technology or business continuity risk for operators and can be extended to provide long-term assurance of project performance to system owners, investors and lenders.

•

On September 23, 2021, ESS announced a contract with Enel Green Power España to deliver 17 ESS Energy Warehouse iron flow battery systems, which will be used to support a solar farm in Spain as a part of a broader EU-wide engagement, providing resilience for the local power grid. With a combined capacity of 8.5 MWh, the ESS systems will be among the largest battery storage resources in Spain.

•

On September 30, 2021, ESS announced that it has entered into a framework agreement with SB Energy, a wholly owned subsidiary of SoftBank Group Corp, to deploy 2 GWh of ESS batteries through 2026. The first ESS system has already been delivered to an SB Energy location in Davis, California, and is currently being commissioned. SB Energy plans to install additional ESS flow battery systems to complement its expanding portfolio of solar power projects in Texas and California.

About ESS, Inc.

ESS Inc. (NYSE: GWH) designs, builds and deploys environmentally sustainable, low-cost, iron flow batteries for long-duration commercial and utility-scale energy storage applications requiring from 4 to 12 hours of flexible energy capacity. The Energy Warehouse™ and Energy Center™ use earth-abundant iron, salt, and water for the electrolyte, resulting in an environmentally benign, long-life energy storage solution for the world’s renewable energy infrastructure. Established in 2011, ESS Inc. enables project developers, utilities, and commercial and industrial facility owners to make the transition to more flexible non-lithium-ion storage that is better suited for the grid and the environment. For more information, visit www.essinc.com.

Forward-Looking Statements

This communication contains certain forward-looking statements, including statements regarding ESS’ and its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on ESS’ current expectations and beliefs concerning future developments and their potential effects on ESS. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. There can be no assurance that the future developments affecting ESS will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond ESS’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Certain of these risks are identified and discussed in the section titled “Risk Factors” in the definitive proxy statement/prospectus filed by ACON S2 Acquisition Corp. with the Securities and Exchange Commission (“SEC”) on September 14, 2021 (the “Proxy Statement”). These risk factors will be important to consider in determining future results and should be reviewed in their entirety. Except as required by law, ESS is not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers should carefully review the statements set forth in the reports which ESS has filed or will file from time to time with the SEC, including the Proxy Statement.

Contacts

Investors:

Erik Bylin

investors@essinc.com

Media:

Gene Hunt

Trevi Communications, Inc.

978-750-0333 x.101

gene@trevicomm.com

ESS Tech Subsidiary, Inc.

Condensed Balance Sheets

(In thousands, except share data)

	As of
	September 30, 2021 (Unaudited)	December 31, 2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,019	$4,901
Restricted cash	1,217	1,167
Prepaid expenses and other current assets	6,506	793

Total current assets	15,742	6,861
Property and equipment, net	2,007	1,836
Restricted cash	75	326

TOTAL ASSETS	$17,824	$9,023

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable	$3,037	$522
Accrued and other current liabilities	4,595	2,194
Notes payable, current	23,415	5,678

Total current liabilities	31,047	8,394
Notes payable, non-current	2,253	19
Other non-current liabilities	3,662	2,258
Derivative liabilities	248,450	22,911
Warrant liabilities	—	3,329

Total liabilities	285,412	36,911

COMMITMENTS AND CONTINGENCIES (NOTE 5)

REDEEMABLE CONVERTIBLE PREFERRED STOCK:
Redeemable convertible preferred stock ($0.0001 par value, 62,072,064 and 61,436,037 shares authorized, 38,768,389 and 32,865,949 shares issued and outstanding, liquidation preferences of $61,392 and $46,391 as of September 30, 2021 and December 31, 2020, respectively)	90,073	34,372

STOCKHOLDERS’ DEFICIT:
Common stock ($0.0001 par value; 79,000,000 shares authorized as of September 30, 2021 and December 31, 2020 9,125,954 and 7,134,668 shares issued and outstanding as of September, 2021 and December 31, 2020, respectively)	1	1
Common stock warrants	—	153
Additional paid-in capital	2,516	1,079
Accumulated deficit	(360,178)	(63,493)

Total stockholders’ deficit	(357,661)	(62,260)

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$17,824	$9,023

ESS Tech Subsidiary, Inc.

Condensed Statements of Operations and Comprehensive Loss

(Unaudited, in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Operating expenses
Research and development	$7,672	$3,935	$19,546	$8,903
Sales and marketing	1,048	279	2,261	876
General and administrative	2,316	630	7,667	2,178

Total operating expenses	11,036	4,844	29,474	11,957

Loss from operations	(11,036)	(4,844)	(29,474)	(11,957)

Other income (expense):
Interest expense, net	(1,582)	(38)	(1,693)	(106)
Gain (loss) on revaluation of warrant liabilities	(2,949)	24	(17,753)	78
Gain (loss) on revaluation of derivative liabilities	(36,703)	2,089	(248,691)	5,849
Other income (expense), net	945	(2)	926	(64)

Total other income (expense)	(40,289)	2,073	(267,211)	5,757

Loss before income taxes	(51,325)	(2,771)	(296,685)	(6,200)

Provision for income taxes	—	—	—	—

Net loss and comprehensive loss	$(51,325)	$(2,771)	$(296,685)	$(6,200)

Net loss per share - basic and diluted	$(5.82)	$(0.39)	$(35.08)	$(0.87)
Weighted average shares used in per share calculation - basic and diluted	8,823,458	7,102,536	8,458,054	7,099,532